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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                 Commission File Number:  1-4929

                               COMSAT Corporation
             (Exact name of registrant as specified in its charter)

                             6560 Rock Spring Drive
                               Bethesda, MD 20817
                                 (301) 214-3000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        Common Stock, without  par value
                              8.95% Notes due 2001
                           8 1/8% Debentures due 2004
                8.66% Medium Term Notes, Series A due 11/30/06
                8.55% Medium Term Notes, Series A due 12/13/06 8.50% Medium Term Notes, Series A due 02/02/07 7.92% Medium Term Notes, Series A due 03/20/07 7.77% Medium Term Notes, Series A due 05/08/07 7.70% Medium Term Notes, Series A due 05/10/07
            (Title of each class of securities covered by this Form)

8 1/8% Cumulative Monthly Income Preferred Securities of COMSAT Capital I, L.P.
          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [x]          Rule 12h-3(b)(1)(i)   [x]
          Rule 12g-4(a)(1)(ii)               Rule 12h-3(b)(1)(ii)
          Rule 12g-4(a)(2)(i)                Rule 12h-3(b)(2)(i)
          Rule 12g-4(a)(2)(ii)               Rule 12h-3(b)(2)(ii)
                                             Rule 15d-6

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Approximate number of holders of record as of the certification or notice date:

                  Common Stock, without  par value:  1 holder
                       8.95% Notes due 2001:  36 holders
                    8 1/8% Debentures due 2004:   33 holders
           8.66% Medium Term Notes, Series A due 11/30/06:  7 holders
           8.55%  Medium Term Notes, Series A due 12/13/06:  4 holders
           8.50%  Medium Term Notes, Series A due 02/02/07:  2 holders
           7.92%  Medium Term Notes, Series A due 03/20/07:  8 holders
           7.77%  Medium Term Notes, Series A due 05/08/07:  4 holders
           7.70%  Medium Term Notes, Series A due 05/10/07:  5 holders

   Pursuant to the requirements of the Securities Exchange Act of 1934, COMSAT Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: August 3, 2000            By:    /s/ John E. Montague
                                       --------------------
                                Name:  John E. Montague
                                Title: Vice President and
                                       Chief Financial Officer